May 30, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed May 10, 2019
           File No. 000-56019

Dear Mr. Moody:

      We have reviewed your amendment registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2019 letter.

Amendment No. 4 to Form 10-12G filed May 10, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1. We note Fast Lane's response to prior comment 1. The Form 10 appears to be disclosing that Fast Lane issued all of its outstanding securities in 2018, and that all of Fast Lane's outstanding securities issued to its affiliates and non-affiliates are not freely tradable; we note for example the disclosure on page 4 regarding "Section 4(1)" and Rule 144.
      Therefore, it is unclear (1) what role Fast Lane had in the trades of its securities that have occurred since Fast Lane issued them and (2) whether Fast Lane has taken any steps to ensure its issuance of its securities that were not freely tradable was not part of a distribution that required registration, whether that distribution involved affiliates or non-
      affiliates. Please expand your response to clarify.
 Paul Moody
FirstNameHoldings, Inc. Moody
Fast Lane LastNamePaul
Comapany NameFast Lane Holdings, Inc.
May 30, 2019
Page 2
May 30, 2019 Page 2
FirstName LastName
Recent Sales of Unregistered Securities, page 13

2. We note the disclosure in response to prior comment 3 that "Giant Motorsports Delaware has no assets to the best knowledge of the Issuer." Please expand the disclosure to clarify whether Giant Motorsports had any assets at the time of the transactions disclosed on page
         3.
3. Please expand the response to prior comment 3 to clarify why Fast Lane acquired Giant
         Motorsports Delaware if Giant Motorsports Delaware did not fit into Fast Lane's business plan and therefore was to become a stand-alone company on the day that Fast Lane acquired it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Electronics and Machinery